Exhibit 4.12.1

DEED OF PLEDGE OF REGISTERED SHARES

On the fifteenth day of December two thousand fifteen appeared before me, Mr Maarten Jan Christiaan Arends, civil law notary (notaris) in Amsterdam, The Netherlands:

1.	Jeroen Hendricus Burger, in this matter with residence at the offices of Warendorf Maatschap, Koningslaan 42, 1075 AE Amsterdam, The Netherlands, born in Voorburg, The Netherlands, on the fourth day of June nineteen hundred eighty-seven, identified by means of his Dutch identity card with number IHJ146DC8, in this respect acting as attorney-in-fact, duly authorised in writing, of:

i.	CEMEX OPERACIONES MEXICO S.A. DE C.V., a company incorporated under the laws of the United Mexican States, having its registered office at Avenida Constitución 444 Pte., C.P. 64000, Monterrey, Nuevo León, México, registered with the Public Registry of Commerce of Monterrey, Nuevo León, México under number CDC-960913-SK6 (the “Pledgor”); and

ii.	NEW SUNWARD HOLDING B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under Dutch law, having its seat (statutaire zetel) at Amsterdam, The Netherlands, and its registered office at Claude Debussylaan 30, 1082 MD Amsterdam, The Netherlands and registered with the Dutch Commercial Register (Handelsregister) under number 34133556 (the “Company”);

2.	Ms Laura Henders Hendrika Stegeman, in this matter with residence at the offices of Clifford Chance LLP, Droogbak 1a, 1013 GE Amsterdam, The Netherlands, born in Deventer, The Netherlands, on the second day of October nineteen hundred ninety-one, in this respect acting as attorney-in-fact, duly authorised in writing, of:

WILMINGTON TRUST (LONDON) LIMITED, a company with limited liability, incorporated under the laws of England and Wales, having its office address at Third Floor, 1 King’s Arms Yard, London EC2R 7AF, United Kingdom and registered with Companies House under number 05650152, except as expressly provided herein acting in its capacity of Security Agent (and where acting in such capacity acting on behalf of the Secured Parties) (as defined in the Facilities Agreement (as defined below)) (the “Pledgee”).

The authorisation of the persons appearing is derived from three (3) written powers of attorney, (photocopies of) which will be attached to this Deed.

BACKGROUND

(A)	By a deed of pledge executed on the seventeenth day of September two thousand twelve before Dr Thomas Pieter van Duuren, civil law notary (notaris) in Amsterdam, The Netherlands (the “Original Share Pledge”), Cemex International Finance Company Ltd. (formerly Cemex International Finance Company), Corporación Gouda, S.A. de C.V., Mexcement Holdings, S.A. de C.V. and Cemex Trademarks Holding Ltd. pledged the Security Assets (as defined in the Original Share Pledge) in favour of the Pledgee.

(B)	All amounts outstanding under the Facilities Agreement (as defined in the Original Share Pledge) have been repaid in full on the thirtieth day of July two thousand fifteen. All parties have confirmed in the Intercreditor Agreement (as defined below) that the Original Share Pledge currently secures the obligations of CEMEX S.A.B. de C.V. under the Facilities Agreement (as defined below).

(C)	On the first day of December two thousand thirteen Corporación Gouda, S.A. de C.V. and Mexcement Holdings, S.A. de C.V. merged by way of a legal merger pursuant to the laws of Mexico into the Pledgor (formerly known as Centro Distribuidor de Cemento S.A. de C.V.) as acquiring company and, consequently, the Pledgor acquired all rights and obligations of Corporación Gouda, S.A. de C.V. and Mexcement Holdings, S.A. de C.V. under or pursuant to the Original Share Pledge by universal succession.

(D)	On the fourteenth day of December two thousand fifteen the Company and Cemex International Finance Company Ltd. merged by way of a cross-border legal merger, with the Company as acquiring entity (the “Merger”).

(E)	After that date, the shares in the capital of the Company held by Cemex International Finance Company Ltd. have been cancelled whilst the New Shares (as defined below) have been allotted to the Pledgor.

(F)	The Pledgor, the Pledgee and the Company enter into this Deed to ensure a valid first ranking right of pledge is created over the New Shares.

The persons appearing declared that:

IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

1.1.1	Unless a contrary indication appears, capitalised terms not defined in this Deed (as defined below) shall have the same meaning given to such terms in the Intercreditor Agreement (as defined below).

1.1.2	In addition the following terms shall have the following meaning:

“Articles of Association” means the articles of association (statuten) of the Company as they currently stand and/or, as the case may be, as they may be amended from time to time.

“Debt Documents” has the meaning given to it in the Intercreditor Agreement.

“Deed” means this deed of pledge.

“Dividends” means cash dividends, distribution of reserves, repayments of capital and all other distributions and payments in any form which at any time during the existence of the right of pledge created hereby, become payable in respect of any one of the New Shares.

“Enforcement Event” has the meaning given to it in the Intercreditor Agreement.

“Facilities Agreement” means the facilities agreement originally dated the twenty-ninth day of September two thousand fourteen entered into among, inter alios, CEMEX, S.A.B. de C.V. as the Borrower, the Original Guarantors, the Original Security Providers, the Arranger, the Original Lenders, the Agent and the Security Agent (all as defined therein) as amended and restated on the twenty-third day of July two thousand fifteen.

“Intercreditor Agreement” means the intercreditor agreement originally dated the seventeenth day of September two thousand twelve and made between, inter alios, the Facility Agent, the Original Facilities Agreement Creditors, CEMEX, S.A.B. de C.V. as the Parent, the Original Borrowers, the Original Guarantors, the Original Security Providers, the Intra-Group Lenders and the Security Agent (all as defined therein) as most recently amended on the thirtieth day of July two thousand fifteen.

“New Security Assets” means the New Shares and the Related Rights.

“New Shares” means fifty-five thousand one hundred forty-one (55,141) ordinary shares, numbered 1,012,937 up to and including 1,068,077, with a nominal value of ten eurocent (EUR 0.10) each.

“Original Share Pledge” has the meaning thereto given in recital (A).

“Parallel Debts” means a collective reference to the Finance Parallel Debt and the Notes Parallel Debt (each as defined in the Intercreditor Agreement).

“Principal Obligations” means all the Liabilities and all other present and future obligations at any time due, owing or incurred by any member of the Group and by each Debtor (and, to the extent applicable in relation to the Transaction Security granted by it, each Security Provider) to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity including the obligations set out in clause 11.2 (Finance Parallel Debt (Covenant to pay the Security Agent)) and clause 11.3 (Notes Parallel Debt (Covenant to pay the Security Agent)) of the Intercreditor Agreement.

“Related Rights” means the Dividends, all present and future rights of the Pledgor to acquire shares in the capital of the Company and all other present and future rights arising out of or in connection with the New Shares, other than the Voting Rights.

“Release Date” means the date on which the Transaction Security (as defined in the Intercreditor Agreement) shall be released pursuant to and in accordance with clause 9.2 of the Intercreditor Agreement.

“Secured Obligations” means all present and future obligations owed by the Debtors to the Pledgee pursuant to the Parallel Debts and all Principal Obligations that are secured obligations pursuant to paragraph 3.1.2.

“Voting Rights” means the voting rights in respect of any of the New Shares.

1.2	Interpretation

Subject to any contrary indication, any reference in this Deed to a “Clause”, “Sub-clause” or “paragraph” shall be interpreted as a reference to a clause, sub-clause or paragraph hereof.

1.3	Continuing security

Any reference made in this Deed to any Debt Document or to any agreement or document (under whatever name), where applicable, shall be deemed to be a reference to:

(a)	such Debt Document or such other agreement or document as the same may have been, or at any time may be, extended, prolonged, amended, restated, supplemented, renewed or novated, as persons may accede thereto as a party or withdraw therefrom as a party in part or in whole or be released thereunder in part or in whole, and/or as facilities and/or amounts and/or financial services are or at any time may be granted, extended, prolonged, increased, reduced, cancelled, withdrawn, amended, restated, supplemented, renewed or novated thereunder including, without limitation, any:

(i)	increase or reduction in any amount available thereunder or any alteration of or addition to the purpose for which any such amount, or increased or reduced amount may be used,

(ii)	facility or note provided in substitution of, or in addition to, the facilities originally made available thereunder or notes originally issued thereunder,

(iii)	rescheduling of the indebtedness incurred thereunder whether in isolation or in connection with any of the foregoing, and

(iv)	combination of the foregoing, and/or

(b)	any document designated as a Debt Document by the Agent and the Parent.

1.4	Unlawful financial assistance

No obligations shall be included in the definition of “Secured Obligations” to the extent that, if they were included, the security interest granted pursuant to this Deed or any part thereof would be void as a result of violation of the prohibition on financial assistance contained in any applicable financial assistance rules under any relevant jurisdiction (the “Prohibition”) and all provisions hereof shall be interpreted accordingly. For the avoidance of doubt, this Deed shall continue to secure those obligations which, if included in the definition of “Secured Obligations”, shall not constitute a violation of the Prohibition.

1.5	Pledgee Provisions

1.5.1	Subject to the mandatory provisions of Dutch law the Pledgee shall not, whether by virtue of this Deed or by exercising any of its rights thereunder, owe any duty of care to the Pledgor or the Company.

1.5.2	The permissive rights of the Pledgee to take action under this Deed shall not be construed as an obligation or duty for it to do so.

1.5.3	In acting as Pledgee, the Pledgee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by the Pledgee which is received or acquired by some other division or department or otherwise than in its capacity as Pledgee may be treated as confidential by the Pledgee and will not be treated as information possessed by the Pledgee in its capacity as such.

1.5.4	In acting or otherwise exercising its rights or performing its duties under any provision of this Deed, the Pledgee shall act in accordance with the provisions of the Intercreditor Agreement and parties to this Deed acknowledge and agree that in so acting the Pledgee shall have the rights, benefits, protections, indemnities and immunities set out in the Intercreditor Agreement and shall not incur any liability to the Pledgor or the Company, other than as expressly provided for in the Intercreditor Agreement.

2.	UNDERTAKING TO PLEDGE AND PARALLEL DEBT

2.1	Undertaking to pledge

To the extent not already automatically created under the Original Share Pledge, the Pledgor has agreed, or, as the case may be, hereby agrees with the Pledgee that it shall grant to the Pledgee a right of pledge over the New Security Assets ((if applicable) ranking immediately behind the rights of pledge in respect of the New Security Assets created under the Original Share Pledge) as security for the payment of the Secured Obligations.

2.2	Parallel Debts

Pursuant to the Parallel Debts the Pledgee has its own claim in respect of the payment obligations of the Debtors to the Secured Parties. In connection with the creation of the rights of pledge pursuant hereto the Pledgor and the Pledgee acknowledge that, with respect to this claim, the Pledgee acts in its own name and not as representative (vertegenwoordiger) of the Secured Parties or any of them and consequently the Pledgee is the sole pledgee under this Deed.

3.	PLEDGE

3.1	Pledge of New Security Assets

3.1.1	To the extent not already automatically created under the Original Share Pledge, to secure the payment of the Secured Obligations the Pledgor hereby grants to the Pledgee a right of pledge over the New Shares and the Related Rights pertaining thereto.

3.1.2	If and to the extent that at the time of creation of this right of pledge, or at any time hereafter, a Principal Obligation owed to the Pledgee cannot be validly secured through the Parallel Debts, such Principal Obligation itself shall be a Secured Obligation.

3.2	Registration

The Pledgee shall be entitled to present this Deed and any other document in connection herewith for registration to any office, registrar or governmental body in any jurisdiction the Pledgee deems necessary or useful to protect its interests.

3.3	Related Rights

3.3.1	Subject to paragraph 3.3.2 below, only the Pledgee is entitled to receive and exercise the Related Rights pledged pursuant hereto ((if applicable) subject to the rights of the Pledgee under the Original Share Pledge).

3.3.2	Subject to the rights of the Pledgee under the Original Share Pledge (if applicable), the Pledgee hereby authorises the Pledgor (as envisaged by Article 3:246 paragraph 4 of the Dutch Civil Code) to receive Dividends in accordance with the terms of the Facilities Agreement. The authorisation shall automatically cease to exist upon the occurrence of an Enforcement Event.

3.4	Voting Rights

3.4.1	In accordance with Article 2:198 paragraph 3 of the Dutch Civil Code, in conjunction with the relevant provisions of the Articles of Association, the Pledgor and Cemex Trademarks Holding Ltd, constituting the general meeting of shareholders of the Company, have resolved on the fifteenth day of December two thousand fifteen to approve by means of a written resolution adopted outside a meeting in accordance with article 2:238 of the Dutch Civil Code and Article 21 of the Articles of Association, the granting of a right of pledge in respect of the New Shares with the conditional transfer to the Pledgee of the Voting Rights and other rights and powers attached to the New Shares. A photocopy of this resolution will be attached to this Deed.

3.4.2	Subject to the rights of the Pledgee under the Original Share Pledge (if applicable), the Voting Rights are hereby transferred to the Pledgee subject to the cumulative conditions precedent (opschortende voorwaarden) of:

(a)	the occurrence of an Enforcement Event; and

(b)	the delivery of a notice by the Pledgee to the Company that it, the Pledgee, will exercise the Voting Rights (whereby it is agreed and acknowledged by the parties to this Deed that such notice may only be given by the Pledgee upon receipt by the Pledgee of express written instructions to this effect from the Instructing Group or otherwise in accordance with the Intercreditor Agreement).

The Pledgee shall send to the Pledgor, for information purposes only, a copy of any notice to the Company as referred to in this paragraph 3.4.2 sub (b) above.

3.4.3	Prior to receipt by the Company of a notice as referred to in paragraph 3.4.2 sub (b):

(a)	the Pledgor shall have the right to exercise the Voting Rights; and

(b)	the Pledgee shall not have the rights attributed by law to the holders of depository receipts to which Meeting Rights are allocated.

3.4.4	Forthwith upon receipt by the Company of a notice as referred to in paragraph 3.4.2 sub (b) and subject to the Original Share Pledge, the Pledgor shall no longer be entitled to exercise the Voting Rights.

4.	REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1	Representations and warranties

4.1.1	The Pledgor hereby represents and warrants to the Pledgee that the following is true and correct on the date hereof and on each date on which New Security Assets are acquired by the Pledgor:

(a)	it is entitled to pledge the New Security Assets as envisaged hereby;

(b)	the right of pledge created hereby over its New Security Assets is a first ranking right of pledge (pandrecht eerste in rang), its New Security Assets have not been encumbered with limited rights (beperkte rechten) ((if applicable) subject to the rights of the Pledgee under the Original Share Pledge) or otherwise and no attachment (beslag) on its New Security Assets has been made;

(c)	other than pursuant to the Original Share Pledge (if applicable), its New Security Assets have not been transferred, encumbered or attached in advance, nor has it agreed to such a transfer or encumbrance in advance; and

(d)	no depository receipts have been issued with respect to the New Shares.

4.1.2	Furthermore, the Pledgor hereby represents and warrants to the Pledgee that the following is true and correct on the date hereof:

(a)	the New Shares have been validly allotted and fully paid up; and

(b)	it has acquired the New Shares by a deed of merger between the Company and Cemex International Finance Company Ltd., with the Company as acquiring entity, executed before K. Stelling, civil law notary (notaris) in Amsterdam, The Netherlands, on the fourteenth day of December two thousand fifteen, effective as of the fifteenth day of December two thousand fifteen.

4.2	Covenants

The Pledgor hereby covenants that it will:

(a)	other than as explicitly permitted under the terms of the other Debt Documents, not release, settle or subordinate any Related Rights without the Pledgee’s prior written consent;

(b)	at its own expense execute all such documents, exercise any right, power or discretion exercisable, and perform and do all such acts and things as the Pledgee may request (acting reasonably) for creating, perfecting, protecting and/or enforcing the rights of pledge envisaged hereby;

(c)	not pledge, otherwise encumber or transfer any of its New Security Assets, whether or not in advance, or permit to subsist any kind of encumbrance other than as envisaged hereby or as explicitly permitted under the terms of the other Debt Documents, or perform any act that may harm the rights of the Pledgee, or permit to subsist any kind of attachment over its New Security Assets;

(d)	immediately inform the Pledgee in writing of any event or circumstance which may be of importance to the Pledgee for the preservation or exercise of the Pledgee’s rights pursuant hereto and provide the Pledgee, upon its written request, with any other information in relation to its New Security Assets or the pledge thereof as the Pledgee may request from time to time;

(e)	immediately inform in writing persons such as a liquidator (curator) in bankruptcy (faillissement), an administrator (bewindvoerder) in a suspension of payment (surseance van betaling) or preliminary suspension of payment (voorlopige surseance van betaling) or a person making an attachment (beslaglegger), of the existence of the rights of the Pledgee pursuant hereto;

(f)	not procure the issue of any shares in the capital of the Company or any depository receipts, to which Meeting Rights are allocated, or rights to acquire the same, except to the extent explicitly permitted under the terms of the other Debt Documents; and

(g)	except as explicitly permitted under the terms of any other Debt Documents, not vote on any of its New Shares without the prior written consent of the Pledgee in favour of a proposal to (i) amend the Articles of Association, (ii) dissolve the Company (other than as a consequence of a Permitted Reorganisation (as defined in the Facilities Agreement)), (iii) apply for the bankruptcy (faillissement) or a suspension of payments (surseance van betaling) or preliminary suspension of payments (voorlopige surseance van betaling) of the Company, (iv) convert (omzetten), merge (fuseren) or demerge (splitsen) the Company (other than as part of a Permitted Reorganisation (as defined in the Facilities Agreement)) or (v) distribute Related Rights.

5.	ENFORCEMENT

5.1	Without prejudice to the provision of Sub-clause 5.2 below, any failure to satisfy the Secured Obligations when due shall constitute a default (verzuim) in the performance of the Secured Obligations, without any reminder letter (sommatie) or notice of default (ingebrekestelling) being required.

5.2	Following, cumulatively:

(a)	the occurrence of an Enforcement Event; and

(b)	the Pledgee having been expressly instructed to take such enforcement action in writing by the Instructing Group or otherwise in accordance with the Intercreditor Agreement,

the Pledgee may ((if applicable) subject to the rights of the Pledgee under the Original Share Pledge)), enforce its rights of pledge and take recourse against the proceeds of enforcement.

5.3	The Pledgor shall not be entitled to request the court to determine that the New Security Assets pledged pursuant hereto shall be sold in a manner deviating from the provisions of article 3:250 of the Dutch Civil Code.

5.4	The Pledgee shall not be obliged to give notice to the Pledgor of any intention to sell the New Security Assets (as provided in article 3:249 of the Dutch Civil Code) or, if applicable, of the fact that it has sold the same New Security Assets (as provided in article 3:252 of the Dutch Civil Code).

5.5	All monies received or realised by the Pledgee in connection with the New Security Assets shall be applied by the Pledgee in accordance with the relevant provisions of the Intercreditor Agreement, subject to the mandatory provisions of Dutch law on enforcement (uitwinning) and (if applicable) subject to the Original Share Pledge.

6.	MISCELLANEOUS PROVISIONS

6.1	Waivers

6.1.1	To the fullest extent allowed by applicable law, the Pledgor hereby irrevocably and unconditionally waives (doet afstand van) any right it may have of first requiring the Pledgee to proceed against or claim payment from any other person or enforce any guarantee or security granted by any other person before exercising its rights pursuant hereto.

6.1.2	The Pledgor hereby irrevocably and unconditionally waives (doet afstand van) any rights it has under or pursuant to any Dutch law provisions for the protection of grantors of security for the debts of third parties, including, to the extent relevant, any rights it may have pursuant to articles 3:233, 3:234 and 6:139 of the Dutch Civil Code, which waiver is hereby accepted by the Pledgee.

6.1.3	The Pledgor shall not have a right of recourse (regres) nor shall it subrogate (subrogeren) in any rights in connection with any enforcement in respect of the rights of pledge granted under or in connection with this Deed.

6.1.4	To the extent the provisions of Clause 6.1.3 are not effective under Dutch law, the Pledgor hereby irrevocably and unconditionally waives (doet afstand van), to the extent necessary in advance (bij voorbaat), any and all rights of recourse (regres) to which it is or may become entitled and any and all rights in which it is or may be subrogated (gesubrogeerd), in each case as a result of any enforcement of the rights of pledge granted under or in connection with this Deed, which waivers are hereby accepted by the Pledgee.

6.1.5	The waivers set out in Clause 6.1.4 constitute irrevocable third party stipulations for nil consideration (derdenbeding om niet) within the meaning of article 6:253 paragraph 4 of the Dutch Civil Code for the benefit of the Debtors.

6.1.6	To the extent the waivers set out in Clause 6.1.4 are not enforceable in whole or in part, any and all rights of recourse (regres) to which the Pledgor is or may become entitled and any and all rights in which the Pledgor is or may be subrogated (gesubrogeerd), in each case as a result of any enforcement of the rights of pledge granted under or in connection with this Deed are hereby pledged to the Pledgee by way of a disclosed pledge governed by the terms of this Deed, which rights of pledge are hereby accepted by the Pledgee. The Pledgor shall forthwith notify the other Debtors of the right of pledge created hereby by sending a notification (mededeling) to such Debtors in a form satisfactory to the Pledgee.

6.1.7	To the extent the waivers set out in Clause 6.1.4 are not enforceable in whole or in part and the rights of pledge referred to in Clause 6.1.6 cannot be validly created, any and all rights of recourse (regres) to which the Pledgor is or may become entitled and any and all rights in which the Pledgor is or may be subrogated (gesubrogeerd), in each case as a result of any enforcement of the rights of pledge granted under or in connection with this Deed are hereby subordinated (achtergesteld) to the Secured Obligations, both in and outside bankruptcy (faillissement).

6.2	Evidence of indebtedness

An excerpt from the records of the Pledgee and/or Agent shall serve as conclusive evidence (dwingend bewijs) of the existence and the amounts of the Secured Obligations.

6.3	Unenforceability

The Pledgor and the Pledgee hereby agree that they will negotiate in good faith to replace any provision hereof that may be held unenforceable with a provision that is enforceable and which is as similar as possible in substance to the unenforceable provision.

6.4	Power of attorney

The Pledgor hereby grants an irrevocable power of attorney to the Pledgee to – following the occurrence of an Enforcement Event - act in the Pledgor’s name and on its behalf, authorising the Pledgee to – following the occurrence of an Enforcement Event - execute all such documents and to perform and do all such acts and things as the Pledgee may deem necessary or useful in order to have the full benefit of the rights granted or to be granted to the Pledgee pursuant hereto, including (i) the exercise of any ancillary rights (nevenrechten) as well as any other rights it has in relation to the relevant New Security Assets and (ii) the performance of any obligations of the Pledgor hereunder, which authorisation permits the Pledgee to act or also act as the Pledgor’s counterparty within the meaning of Article 3:68 of the Dutch Civil Code.

6.5	Costs

With respect to costs and expenses, clause 18 (Costs and Expenses) of the Facilities Agreement shall apply and the provisions thereof are incorporated herein by reference.

7.	TRANSFER

7.1	Power to transfer

The Pledgee is entitled to transfer all or part of its rights and/or obligations pursuant hereto to any transferee and the Pledgor hereby in advance gives its irrevocable consent to, and hereby in advance irrevocably co-operates with, any such transfer (within the meaning of Articles 6:156 and 6:159 of the Dutch Civil Code).

7.2	Transfer of information

Subject to the terms of the Facilities Agreement and the Intercreditor Agreement, the Pledgee is entitled to impart any information concerning the Pledgor and/or the New Security Assets to any transferee or proposed transferee.

8.	TERMINATION

8.1	Termination of pledge

Unless terminated by operation of law, the Pledgee’s rights of pledge created pursuant hereto shall be in full force and effect vis-à-vis the Pledgor until they shall have terminated, in part or in whole, as described in Sub-clause 8.2 (Termination by notice (opzegging) and waiver (afstand)) below.

8.2	Termination by notice (opzegging) and waiver (afstand)

The Pledgee will be entitled to terminate by notice (opzegging), in part or in whole, the rights of pledge created pursuant hereto in respect of all or part of the New Security Assets and/or all or part of the Secured Obligations. If and insofar as the purported effect of any such termination requires a waiver (afstand van recht) by the Pledgee, the Pledgor hereby in advance agrees to such waiver. The Pledgee shall furthermore terminate by notice (opzegging) the rights of pledge created pursuant hereto in respect of all of the New Security Assets on the Release Date.

9.	GOVERNING LAW AND JURISDICTION

9.1	Governing law

This Deed is governed by and shall be interpreted in accordance with Dutch law.

9.2	Jurisdiction

Each of the parties to this Deed agrees that any disputes arising from or in connection with this Deed shall be submitted to the competent court in Amsterdam, The Netherlands.

9.3	Domicile (woonplaats)

9.3.1	Pursuant to Article 1:15 of the Dutch Civil Code the Pledgor hereby designates the offices of the Company as its domicile (woonplaats) for service of process in any proceedings in connection with this Deed.

9.3.2	The designation provided for in paragraph 9.3.1 above shall be without prejudice to any other method of service of process permitted by law.

9.4	Power of attorney

If a party to this Deed is represented by an attorney or attorneys in connection with the execution of this Deed or any agreement or document pursuant hereto and the relevant power of attorney is expressed to be governed by Dutch law, such choice of law is hereby accepted by each other party, in accordance with Article 14 Hague Convention on the Law Applicable to Agency of the fourteenth day of March nineteen hundred and seventy-eight.

10.	THE COMPANY

The Company hereby:

(a)	acknowledges the right of pledge created over the New Security Assets;

(b)	confirms that it has been notified of the right of pledge created over the Related Rights;

(c)	undertakes to register in its shareholders’ register:

(i)	the right of pledge over the New Shares;

(ii)	the conditional transfer of Voting Rights to the Pledgee; and

(iii)	that, upon the occurrence of an Enforcement Event and notice to the Company, as set out in more detail in this Deed, the Pledgee shall have the rights attributed by law to the holders of depository receipts to which Meeting Rights are allocated, and to provide the Pledgee, as soon as practicable, with a copy of the relevant entries in its shareholders’ register;

(d)	represents and warrants that no depository receipts, to which Meeting Rights are allocated, have been issued with respect to the New Shares; and

(e)	covenants that it shall not issue any shares, or rights to acquire shares, in the capital of the Company, except to the extent explicitly permitted under the terms of the other Debt Documents.

11.	CIVIL LAW NOTARY

Mr M.J.C. Arends is a civil law notary holding office with Clifford Chance LLP, the Pledgee’s legal adviser. The Pledgor, the Pledgee and the Company hereby acknowledge that they have been informed of the existence of the Ordinance Containing Rules of Professional Conduct and Ethics (Verordening Beroeps- en Gedragsregels) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie) and explicitly agree and acknowledge (i) that Clifford Chance LLP may advise and act on behalf of the Pledgee with respect to this Deed, and any agreements or any disputes related to or resulting from this Deed and (ii) that Mr M.J.C. Arends, holding office with Clifford Chance LLP, or one of his deputies, executes this Deed.

THIS DEED, was executed in Amsterdam, The Netherlands on the date first above written.

The persons appearing are known to me, civil law notary. The identity of Jeroen Hendricus Burger has been established by me, civil law notary, by way of a document meant for that purpose.

The essential contents of this Deed were communicated and explained to the persons appearing.

The persons appearing then declared to have noted and approved the contents and did not want a full reading thereof. Thereupon, after limited reading, this Deed was signed by the persons appearing and by me, civil law notary.

Signed.

/s/ Maarten Jan Christiaan Arends

ISSUED AS A TRUE COPY
by Mr Maarten Jan Christiaan Arends,
civil law notary (notaris) in Amsterdam,
on 15 December 2015.